Exhibit 99.1

Ballard Announces First Quarter 2016 Conference Call

VANCOUVER, April 13, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) will hold a conference call on Wednesday, April 27, 2016 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2016 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Quarterly Earnings' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 13-APR-16